 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Conversion of loan note and issue of equity

London and Redwood City, Calif., June 21, 2019 - Mereo BioPharma Group plc (AIM: MPH, NASDAQ: MREO), a clinical stage biopharmaceutical company focused on rare diseases, today announces the conversion by Novartis Pharma (AG) (“Novartis”) of the remaining balance of principal and interest of £2,367,003.64 due under a loan note dated 3 June 2016, as subsequently amended, (the “Loan Note”). The conversion into 1,071,042 ordinary shares in the Company ("Conversion Shares") is at the fixed conversion price of £2.21 per share. Under the terms of the Loan Note and as previously disclosed, Novartis will also receive 864,988 additional ordinary shares in the Company ("Bonus Shares") they are entitled to under the Loan Note.

Application has been made for the Conversion Shares and Bonus Shares to be admitted to trading on AIM and dealings are expected to commence on or around 26 June 2019. These new ordinary shares will rank pari passu with the existing ordinary shares.

Following this conversion, Novartis will hold 15,703,871 ordinary shares in the Company representing 16.0% of the (enlarged) share capital and the Loan Note will be extinguished with no further interest.

Following the issue of the Conversion Shares and Bonus Shares, the total number of shares in issue is 97,959,622 ordinary shares, each with voting rights. Therefore, the total number of voting rights in the Company is 97,959,622. This figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest under the Disclosure and Transparency Rules.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates for rare diseases that have have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo's existing portfolio consists of six clinical stage product candidates.

•	Setrusumab for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial positive 6-month open label data announced in May 2019 and top-line 12-month blinded dose ranging data expected in Q4 2019. A pediatric Phase 3 study design has also been approved by the EMA. Setrusumab has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	Alvelestat for alpha-1 antitrypsin deficiency (AATD). The Company has initiated a Phase 2 proof-of-concept clinical trial in patients with severe AATD in the United States and the EU and expects to report top-line data from this trial at or about the end of 2019;

•	Acumapimod for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	Leflutrozole for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and the Phase 1b combination study with nivolumab has fully enrolled and is currently in the safety monitoring phase.

Further Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford
Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard
Ciara Martin

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel